Exhibit 99.a

Consolidated Financial Statements

GTIS-HOV Holdings V LLC

As Of And For The Years Ended October 31, 2018 And 2017

and The Period From April 29, 2016 (Inception) Through

October 31, 2016 And Independent Auditors’ Report

GTIS-HOV Holdings V LLC

Consolidated Financial Statements

As Of And For The Years Ended October 31, 2018 And 2017 and

The Period From April 29, 2016 (Inception) Through October 31, 2016

Contents

Independent Auditors' Report	1-2

Consolidated Financial Statements

Consolidated Balance Sheets	3

Consolidated Statements of Operations	4

Consolidated Statements of Changes in Members’ Equity	5

Consolidated Statements of Cash Flows	6

Notes to Consolidated Financial Statements	7-13

INDEPENDENT AUDITORS' REPORT

To the Members of
GTIS-HOV Holdings V LLC
Matawan, New Jersey

We have audited the accompanying consolidated financial statements of GTIS-HOV Holdings V LLC and its subsidiaries (the "Company"), which comprise the consolidated balance sheets as of October 31, 2018 and 2017, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years then ended, and for the period from April 29, 2016 (date of inception) to October 31, 2016, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GTIS-HOV Holdings V LLC and its subsidiaries as of October 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended and for the period from April 29, 2016 (date of inception) to October 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

December 20, 2018

GTIS-HOV Holdings V LLC

Consolidated Balance Sheets
(Dollars in Thousands)

	October 31,
	2018	2017
Assets
Cash	$16,774	$23,266
Restricted cash	2,435	886
Receivables and deposits	2,881	2,761
Inventories:
Land and land development	82,951	134,485
Construction in process	39,837	47,142
Consolidated inventory not owned	804	790
Total inventories	123,592	182,417

Prepaid expenses	4,263	6,677
Total assets	$149,945	$216,007

Liabilities and Members’ equity
Notes payable, net of debt issuance costs	$69,897	$138,215
Liabilities from inventory not owned	593	593
Accounts payable and other liabilities	23,698	16,606
Customers’ deposits	5,600	5,797
Accrued interest	206	20,651
Total liabilities	99,994	181,862

Commitments and contingencies (Note 5)

Members’ equity	49,951	34,145
Total liabilities and members’ equity	$149,945	$216,007

See notes to consolidated financial statements.

GTIS-HOV Holdings V LLC

Consolidated Statements of Operations
(Dollars in Thousands)

	Year Ended October 31, 2018	Year Ended October 31, 2017	Period From April 29, 2016 (Inception) Through October 31, 2016
Revenue:
Sale of homes	$326,527	$148,858	$5,601
Other revenue	747	180	8
Total revenue	327,274	149,038	5,609

Expenses:
Direct costs:
Land and land development	111,811	53,419	2,377
Construction	128,058	59,494	1,966
Other	15,417	7,216	301
Direct cost of sales	255,286	120,129	4,644

Cost of sales interest	15,427	6,120	449

Indirect cost of sales:
Construction and service overhead	6,907	3,070	258
Inventory impairment loss and land option write-off	722	-	-
Other	4,140	2,067	128
Total indirect cost of sales	11,769	5,137	386

Selling, general and administrative expense	23,722	13,992	2,766

Interest expense	5,264	6,184	1,538

Net income (loss)	$15,806	$(2,524)	$(4,174)

See notes to consolidated financial statements.

GTIS-HOV Holdings V LLC

Consolidated Statement of Changes in Members’ Equity
(Dollars in Thousands)

For The Years Ended October 31, 2018 and 2017 and The Period From April 29, 2016 (Inception) Through October 31, 2016

	K. Hovnanian
	GT V	Hov V
	Investment,	Parallel	GTIS Hov V
	LLC	Blocker LLC	Co-Invest LP	Total
Initial Capital Contributions	$21,786	$526	$3,831	$26,143
Net loss	(3,478)	(84)	(612)	(4,174)
Balance at October 31, 2016	18,308	442	3,219	21,969
Capital Contributions	12,250	296	2,154	14,700
Net loss	(2,103)	(51)	(370)	(2,524)
Balance at October 31, 2017	28,455	687	5,003	34,145
Net income	13,172	318	2,316	15,806
Balance at October 31, 2018	$41,627	$1,005	$7,319	$49,951

See notes to consolidated financial statements.

GTIS-HOV Holdings V LLC

Consolidated Statement of Cash Flows
(Dollars in Thousands)

	Year Ended October 31, 2018	Year Ended October 31, 2017	Period From April 29, 2016 (Inception) Through October 31, 2016
Operating activities
Net income (loss)	$15,806	$(2,524)	$(4,174)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Inventory impairment loss and land option write-off	722	-	-
Amortization of deferred financing costs	619	1,064	150
Changes in operating assets and liabilities:
Receivables, deposits and prepaid expenses	2,294	(3,070)	(6,369)
Inventories	58,103	(78,631)	(103,786)
Accounts payable, other liabilities and accrued interest	(13,353)	23,946	13,311
Customers’ deposits	(197)	3,498	2,299
Net cash provided by (used in) operating activities	63,994	(55,717)	(98,569)

Investing activities
Restricted cash	(1,549)	(853)	(33)
Net cash used in investing activities	(1,549)	(853)	(33)

Financing activities
Member contributions	-	14,700	26,143
Proceeds from notes payable	55,227	88,792	88,770
Payments related to notes payable	(124,019)	(37,266)	(934)
Proceeds from model sale leaseback financing program	-	-	593
Deferred financing costs from model financing program and notes payable	(145)	(1,371)	(989)
Net cash (used in) provided by financing activities	(68,937)	64,855	113,583

Net increase in cash	(6,492)	8,285	14,981
Cash balance, beginning of year	23,266	14,981	-
Cash balance, end of year	$16,774	$23,266	$14,981

Supplemental disclosures of cash flows:
Cash paid for interest, net of amounts capitalized	$36,799	$53	$43

See notes to consolidated financial statements.

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements

As Of And For The Years Ended October 31, 2018 And 2017 and The

Period From April 29, 2016 (Inception) Through October 31, 2016

1. Description of Business

GTIS-HOV Holdings V LLC (with its subsidiaries, the “Company”) is a residential home developer that markets its products in Arizona, California, Illinois, Maryland, New Jersey, South Carolina and Virginia. All construction activity is performed by subcontractors supervised by the Company.

On April 29, 2016, K. Hovnanian GT V Investment, LLC (“K-Hov”) (a subsidiary of K. Hovnanian Enterprises, Inc.) entered into a joint venture agreement with Hov V Parallel Blocker LLC and GTIS Hov V Co-Invest LP (collectively, “GTIS”) (both affiliates of GTIS Partners) to develop, construct, and sell residential communities. The Company purchased eight properties from other subsidiaries of K. Hovnanian Enterprises, Inc. and one property from a third party. All properties were purchased at fair value. During Fiscal 2017, the Company purchased one property from a subsidiary of K. Hovnanian Enterprises, Inc. and two properties from a third party.

The Company is a limited-life entity. As the existing lots are developed, built on, and sold, operations will decline and cease when all the homes have been delivered. In accordance with the joint venture agreement, dissolution must ultimately occur no later than December 31, 2065. Capital was contributed by K-Hov and GTIS in the following proportion: 83.3333% by K-Hov; and 14.6551% and 2.0116% by GTIS. The joint venture agreement specifies how profits and losses and cash distributions are allocated to the investors. Also in accordance with the joint venture agreement, K-Hov is the managing member, with all significant decisions shared equally by both members.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the Company’s accounts and those of its wholly owned subsidiaries after elimination of all intercompany balances and transactions.

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Cash

Cash includes deposits in checking accounts. Cash balances are held at a financial institution and may, at times, exceed insurable amounts. The Company believes that it mitigates the risk by depositing the cash in a major financial institution.

Restricted cash

Restricted cash includes cash collateralizing the per home warranty service dollars discussed below.

Inventories

Inventories are stated at cost unless the inventory is determined to be impaired, in which case the inventory is written down to its fair value. Inventories of houses include all direct costs of construction, plus capitalized costs, including construction administration, property taxes, interest, and legal fees that relate to development projects. Land, land development, and common facility costs are accumulated by development and are allocated to homes within each development based on buildable acres to product types within each community, which, along with direct construction costs, are allocated to each unit and relieved through cost of sales using the specific identification method.

Start-up costs incurred in connection with planned developments are expected to be recovered from the sale of homes and are capitalized. Management periodically reviews the feasibility of planned developments and expenses the costs of developments that are abandoned or which cannot be recovered through the realization of future sales revenue.

The Company records impairment losses on inventories related to communities under development when events and circumstances indicate they may be impaired and the Company will not be able to recover its recorded investment. For the year ended October 31, 2018, the Company recorded inventory impairment losses of $0.7 million. For the year ended October 31, 2017 and the period from April 29, 2016 through October 31, 2016, the company did not record any inventory impairments.

“Consolidated inventory not owned” consists of certain model sale leasebacks that are included on the balance sheet in accordance with GAAP. Some of the assets acquired by the Company included certain model homes sold and leased back with the right to participate in the potential profit when each home is sold to a third party at the end of the respective lease. As a result of this

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

continued involvement, for accounting purposes in accordance with Accounting Standards Codification 360-20-40-38, these sale and leaseback transactions are considered a financing rather than a sale. Therefore, for purposes of the balance sheet, at October 2018 and 2017, inventory of $0.8 million, was recorded to “Consolidated inventory not owned,” with a corresponding amount of $0.6 million, recorded to “Liabilities from inventories not owned.”

Interest

Interest attributable to properties under development during the land development and home construction period is capitalized and expensed along with the associated cost of sales as the related inventories are sold. Interest incurred in excess of interest capitalized is expensed immediately.

Warranty Allowances

The Company warranties a home for most ordinary defects generally for the first year of ownership and for major structural defects for the first 10 years of ownership. All warranty services will be provided by and are the responsibility of an affiliate of K-Hov. The Company pays a fixed fee per house (varies for each community) at closing. These fees are deposited into restricted cash accounts maintained by the Company until approvals are granted which allow for reimbursement to be paid to such affiliate, K. Hovnanian JV Services Company, L.L.C., to cover the cost of the warranty services after they have been incurred. Additions and charges to the warranty reserve, which is included in other liabilities and accrued expenses on the consolidated balance sheets, were as follows:

(In thousands)	Year Ended October 31, 2018	Year Ended October 31, 2017
Balance, beginning of period	$883	$32
Additions	1,757	870
Charges	(517)	(19)
Balance, end of period	$2,123	$883

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs expensed totaled $2.5 million, $2.2 million and $0.5 million in the years ended October 31, 2018, October 31, 2017 and in the period from April 29, 2016 through October 31, 2016 and are included in Selling, general and administrative expense on the accompanying consolidated statements of operations.

Income Taxes

A limited liability company is not subject to the payment of federal or state income taxes, as the components of its income and expenses flow through directly to the members. Accordingly, no provision for income taxes has been reflected in the accompanying consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and these differences could have a significant impact on the consolidated financial statements.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (Topic 606), (“ASU 2014-09”). ASU 2014-09 requires entities to recognize revenue that represents the transfer of promised goods or services to customers in an amount equivalent to the consideration to which the entity expects to be entitled to in exchange for those goods or services. The following steps should be applied to determine this amount: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, “Revenue Recognition,” and most industry-specific guidance in the Accounting Standards Codification. The FASB has also issued a number of updates to this standard. The standard is effective for us for annual and interim periods beginning November 1, 2018, and at that time, we expect to apply the modified retrospective method of adoption. We have substantially completed our evaluation of the impact of adopting ASU 2014-09. Based on our assessment, we do not expect significant changes to our business

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

processes, systems, or internal controls as a result of adopting the standard. We also do not expect the adoption of ASU 2014-09 to have a material impact on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 provides guidance on how certain cash receipts and cash payments are to be presented and classified in the statement of cash flows. ASU 2016-15 is effective for the Company’s fiscal year beginning November 1, 2018. Early adoption is permitted. We do not expect the adoption of ASU 2016-15 to have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”). ASU 2016-18 amends the classification and presentation of changes in restricted cash or restricted cash equivalents in the statement of cash flows. ASU 2016-18 is effective for the Company’s fiscal year beginning November 1, 2018. Early adoption is permitted. We do not expect the adoption of ASU 2016-18 to have a material impact on our consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-09, “Codification Improvements” (“ASU 2018-09”). ASU 2018-09 provides amendments to a wide variety of topics in the FASB’s Accounting Standards Codification, which applies to all reporting entities within the scope of the affected accounting guidance. The transition and effective date guidance are based on the facts and circumstances of each amendment. Some of the amendments in ASU 2018-09 do not require transition guidance and were effective upon issuance of ASU 2018-09. However, many of the amendments do have transition guidance with effective dates for annual periods beginning after December 15, 2018. We are currently evaluating the potential impact of adopting the applicable guidance on our consolidated financial statements.

3. Related-Party Transactions

As the administrative member of the Company, K-Hov provides certain services to the Company. In connection with providing these services, K-Hov receives fees, which are summarized as follows:

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements (continued)

3. Related-Party Transactions (continued)

Administrative charge	4% of home sales revenue

Insurance charge	$6,840 per home sold – Arizona $6,679 per home sold – Illinois
$6,605 per home sold – California
$6,348 per home sold – Maryland
$8,099 per home sold – New Jersey
$6,605 per home sold – South Carolina
$6,155 per home sold – Virginia
Warranty services charge	$2,038 per home sold – Arizona
$5,276 per home sold – California $1,559 per home sold – Illinois
$5,564 per home sold – Maryland
$3,597 per home sold – New Jersey
$2,871 per home sold – South Carolina
$5,036 per home sold – Virginia

The administrative and insurance charges are included in Selling, general and administrative expense and the warranty services charge is included in Indirect cost of sales – Other on the consolidated statements of operations.

The following table summarizes the related party fees incurred:

(In thousands)	Year Ended October 31, 2018	Year Ended October 31, 2017	The Period from April 29, 2016 Through October 31, 2016
Administrative charge	$12,736	$5,803	$217
Insurance charge	$3,931	$1,789	$59
Warranty services charge	$1,757	$870	$33

4. Notes Payable

The Company has a secured promissory note with a lender that is an affiliate of GTIS that matures on April 30, 2023. As of October 31, 2018 and 2017, the note had a principal balance of $49.4 million and $95.3 million. There is no accrued, unpaid interest as of October 31, 2018 and $20.6 million of accrued, unpaid interest as of October 31, 2017. Interest is payable monthly at a

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements (continued)

4. Notes Payable (continued)

rate of 16% per annum, which can be deferred and added to the unpaid principal balance, and thereafter, can be subject to interest at the note rate. The note is secured by all of the Company’s property and improvements, except for properties with separate secured loans described herein. The Company also had community-specific project financing in certain communities, secured by the related property and improvements. The total commitment for these loans as of October 31, 2018 and 2017 was $77.1 million and $90.3 million, respectively. Interest on amounts drawn is payable monthly at a rate ranging from 6.00% to 9.25% and 4.49% to 8.25% per annum as of October 31, 2018 and October 31, 2017, respectively. As of October 31, 2018 and 2017, the total amount drawn on all loans was $21.2 million and $44.1 million, respectively.

5. Commitments and Contingencies

The Company is not currently involved in any claims and legal actions arising in the ordinary course of business. If the Company were to become involved in any, management would decide if the ultimate disposition of these matters will have a material adverse effect or not on the Company’s consolidated financial statements.

6. Subsequent Events

The Company evaluated subsequent events that took place after October 31, 2018, through December 20, 2018, the date the consolidated financial statements were available to be issued. The Company is not aware of any subsequent events that require disclosure in or adjustments to the consolidated financial statements as of October 31, 2018.

******